EXHIBIT 99.1
Section 13(r) Disclosure

Mastercard Incorporated ("Mastercard") has established a risk-based compliance program designed to prevent us from having business dealings with Iran, as well as other prohibited countries, regions, individuals or entities. This includes obligating issuers and acquirers to screen account holders and merchants, respectively, against the U.S. Office of Foreign Assets Control’s (“OFAC”) sanctions lists, including the List of Specially Designated Nationals (“SDN list”).
We identified through our compliance program that:
•for the three months ended June 30, 2023, Mastercard processed transactions resulting from acquirers located in the Europe and Eastern Europe/Middle East/Africa regions having each acquired transactions for an Iranian airline
•for some or all of the three years ended December 31, 2022 and the three months ended March 31, 2023, Mastercard processed transactions resulting from an acquirer located in the Asia/Pacific region having acquired transactions for consular services with an Iranian embassy
OFAC regulations and other legal authorities provide exemptions for certain activities involving dealings with Iran. However, Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 requires us to disclose whether we, or any of our affiliates, have knowingly engaged in certain transactions or dealings involving the Government of Iran or with certain persons or entities found on the SDN list, regardless of whether these dealings constitute a violation of OFAC regulations.
We do not calculate net revenues or net profits associated with specific merchants (our customers’ customers). However, we used our fee schedule and the aggregate number and amount of transactions involving the above merchants to estimate the net revenue and net profit we obtained with respect to the relevant periods described above. Both the number of transactions and our estimated net revenue and net profits for these periods are de minimis.